Media RELEASE	4 April 2007

pSivida announces A$11 (US$9) million private placement of ordinary shares
Company to use proceeds to retire Convertible Loan

Boston, MA. and Perth, Australia (April 4, 2007) - pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI), is pleased to announce the private placement of 40,957,050 million fully paid ordinary shares issued at A$0.2695 each to raise approximately A$11 million (US$9 million at current exchange rates) before costs to United States and European investors. Each two shares will be issued with one free attaching option at an exercise price of A$0.2695 and a term of four years. The issue price was equal to the five day volume weighted average closing price of pSivida’s ordinary shares on the ASX through 30th March, 2007, which was the last trading day prior to the closing of the recently announced exclusive worldwide Collaborative Research and License Agreement with Pfizer Inc. for pSivida’s controlled drug delivery technologies including the Medidur™ technology in ophthalmic applications.

Placements to U.S. investors were made pursuant to Regulation D under the US Securities Act and placements to non-US investors were made pursuant to Regulation S under that Act. HPC Capital Management Corp., a South Eastern United States based investment bank, acted as the sole placement agent.

“The placement of these shares together with proceeds received under our new agreements with Pfizer allows the Company to retire the Convertible Note debt held by Castlerigg Master Investments Ltd (Sandell), which was announced earlier, thus placing the Company on much better financial footing,” said Dr. Paul Ashton, Managing Director, pSivida Limited.

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of liver and pancreatic cancers.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties, including the risk that we may not meet any milestones under our agreement with Pfizer or may not successfully commercialize our products under development and the risk that we are unable to repay all amounts outstanding under our convertible notes. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important that are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.